UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A
Amendmetn No. 2

Under the Securities Exchange Act of 1934*

China Biologic Products, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

16938C106
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                 Rule 13d-1(b)
[X]                 Rule 13d-1(c)
[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund, L.P. (20-5004931)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Less than 5%*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Less than 5%*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Based on 23,319,977 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form S-1/A filed on January 25, 2010.

Page 1 of 9 Pages

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Less than 5%*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Less than 5%*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*Based on 23,319,977 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form S-1/A filed on January 25, 2010.

Page 2 of 9 Pages

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP, L.P. (20-5005219)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Less than 5%*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Less than 5%*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Based on 23,319,977 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form S-1/A filed on January 25, 2010.

Page 3 of 9 Pages

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Less than 5%*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Less than 5%*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 23,319,977 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form S-1/A filed on January 25, 2010.

Page 4 of 9 Pages

CUSIP No.	16938C106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER Less than 5%*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER Less than 5%*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Based on 23,319,977 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form S-1/A filed on January 25, 2010.

Page 5 of 9 Pages

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Jayhawk Private Equity Fund, L.P., Jayhawk Private Equity Co-Invest Fund, L.P., Jayhawk Private Equity GP, L.P., Jayhawk Capital Management, L.L.C., and Kent C. McCarthy is930 Tahoe Blvd., 802-281, Incline Village, NV, 89451.

Item 4	Ownership:

The information below is as of December 31, 2008.

(a)	Amount beneficially owned:
1.  Jayhawk Private Equity Fund, L.P.:  Less than 5%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  Less than 5%
3.  Jayhawk Private Equity GP, L.P.:  Less than 5%
4.  Jayhawk Capital Management, L.L.C.:  Less than 5%
5.  Kent C. McCarthy:  Less than 5%

(b)	Percent of class:
1.  Jayhawk Private Equity Fund, L.P.:  Less than 5%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  Less than 5%
3.  Jayhawk Private Equity GP, L.P.:  Less than 5%
4.  Jayhawk Capital Management, L.L.C.:  Less than 5%
5.  Kent C. McCarthy:  Less than 5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 0
3.  Jayhawk Private Equity GP, L.P.:  0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Kent C. McCarthy: 0

(ii)	Shared power to vote or direct the vote:
1.  Jayhawk Private Equity Fund, L.P.:  Less than 5%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  Less than 5%
3.  Jayhawk Private Equity GP, L.P.:  Less than 5%
4.  Jayhawk Capital Management, L.L.C.:  Less than 5%
5.  Kent C. McCarthy:  Less than 5%

(iii)	Sole power to dispose or to direct the disposition of:
    1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.: 0
3.  Jayhawk Private Equity GP, L.P.:  0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Kent C. McCarthy: 0

(iv)	Shared power to dispose or to direct the disposition of:
   1.   Jayhawk Private Equity Fund, L.P.:  Less than 5%
       2.   Jayhawk Private Equity Co-Invest Fund, L.P.:  Less than 5%
       3.   Jayhawk Private Equity GP, L.P.:  Less than 5%

Page 6 of 9 Pages

4.  Jayhawk Capital Management, L.L.C.:  Less than 5%
5.  Kent C. McCarthy:  Less than 5%

Percent of class is based on 23,319,977 outstanding shares of common stock, par value $0.0001 per share, as reported by China Biologic Products, Inc. on its Form S-1/A filed on January 25, 2010.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

[ X]

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 16, 2010

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C., Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, L.L.C., the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Pirvate Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent McCarthy
Title: Manager of Jayhawk Capital Management, L.L.C., the General Partner of Jayhawk Private Equity GP, L.P.

Page 8 of 9 Pages

Exhibit A
AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of China Biologic Products, Inc., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February, 2009.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, L.L.C., the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Pirvate Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent McCarthy
Title: Manager of Jayhawk Capital Management, L.L.C., the General Partner of Jayhawk Private Equity GP, L.P.

Page 9 of 9 Pages